SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 9)*

ServiceSource International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81763U100
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81763U100	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,027,518
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,027,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,027,518
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 81763U100	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,194,521
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,194,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,194,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.21%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 81763U100	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,027,518
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,027,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,027,518
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 81763U100	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 23, 2019, as subsequently amended on Schedule 13D (as amended thereby and hereby, the "Schedule 13D"), with respect to the Common Stock, par value $0.0001 (the "Common Stock") of ServiceSource International, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 3, 4, 5(a)–(c) and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $24,532,461. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 6, 2022, in connection with the Issuer's execution of the Agreement and Plan of Merger (the "Merger Agreement") dated May 6, 2022, by and among the Issuer, Concentrix Corporation, a Delaware corporation ("Concentrix"), and Concentrix Merger Sub Inc., a Delaware corporation, certain private investment funds advised by Edenbrook (the "Edenbrook Funds"), including the Fund, entered into a voting agreement with Concentrix (the "Voting Agreement").

The Voting Agreement requires, among other things, subject to the terms and conditions thereof, that the Edenbrook Funds vote or cause to be voted all Common Stock owned by the Edenbrook Funds in favor of the transactions contemplated by the Merger Agreement. The Voting Agreement provides that it will terminate in accordance with its terms upon certain events, including, without limitation, (i) upon the termination of the Merger Agreement in accordance with its terms, (ii) upon an Adverse Recommendation Change (in accordance with and as defined in the Merger Agreement) and (iii) upon written notice from the Edenbrook Funds to Concentrix at any time following the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration (as defined in the Merger Agreement). The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by the full text of the Voting Agreement, a form of which is included as Exhibit 2 hereto and is incorporated herein by reference. In addition, the foregoing description of the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on May 9, 2022.

CUSIP No. 81763U100	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 21,027,518 shares of Common Stock, constituting 21.04% of the shares of Common Stock, based upon 99,938,408 shares of Common Stock outstanding as of March 18, 2022, based on the information set forth in the Definitive Proxy Statement on Schedule14A filed by the Issuer on April 1, 2022, and (ii) the Fund may be deemed to be the beneficial owner of 19,194,521 shares of Common Stock, constituting 19.21% of the shares of Common Stock, based upon 99,938,408 shares of Common Stock outstanding as of March 18, 2022, based on the information set forth in the Definitive Proxy Statement on Schedule14A filed by the Issuer on April 1, 2022.

(b)	Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 21,027,518 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Common Stock; and have the shared power to dispose or direct the disposition of 21,027,518 shares of Common Stock.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 19,194,521 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 19,194,521 shares of Common Stock.

(c)	The transactions by the Reporting Persons in the securities of the Issuer within the last 60 days are set forth in Schedule A. All such transactions were carried out in open market transactions.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2	Form of Voting Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 9, 2022).

CUSIP No. 81763U100	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 2022

EDENBROOK CAPITAL, LLC

By:	/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP
By: Edenbrook Capital Partners, LLC, its General Partner

By:	/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

By:	/s/ Jonathan Brolin
JONATHAN BROLIN

CUSIP No. 81763U100	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons during the last sixty (60) days. Unless otherwise noted, all such transactions were effected in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/14/2022	3,585	1.0964
04/19/2022	6,224	1.1398
04/20/2022	13,160	1.1500
04/21/2022	12,822	1.1452
04/22/2022	25,000	1.1406
04/25/2022	37,587	1.1095
04/26/2022	48,531	1.1044